NOTICE TO HOLDERS OF
                  ELECTRIC LIGHTWAVE, INC. CLASS A COMMON STOCK


                                                             June 3, 2002

     On May 20, 2002, Citizens Communications Company ("Citizens"), through an indirect wholly-owned subsidiary, commenced an unsolicited tender offer (the "Offer") for all outstanding shares of Class A common stock of Electric Lightwave, Inc. ("ELI") not already owned by Citizens or its subsidiaries at $0.70 per share in cash (the "Offer Price"), pursuant to certain terms and conditions as set forth in the Offer to Purchase dated May 20, 2002. If the Offer is successfully completed, Citizens plans to cause the purchasing subsidiary to merge into ELI in a so called "short-form merger" and thereby cause ELI to be a wholly-owned subsidiary of Citizens.

     Upon review of the Offer and based upon the information presented, a special committee of independent directors (the "Independent Committee") and the board of directors (the "Board") of ELI approved the Offer and recommend that ELI stockholders accept the Offer and tender their shares pursuant to the Offer.

     In arriving at its recommendation, the Independent Committee and the Board gave careful consideration to a number of factors. A full discussion of the matters considered by the Independent Committee and the Board in connection with its recommendation with respect to the Offer, as well as additional information with respect to the Offer is contained in the attached Schedule 14D-9, which was filed with the Securities Exchange Commission on Monday, June 3, 2002.

We urge you to read that document in its entirety.

                            ELECTRIC LIGHTWAVE, INC.